

August 14, 2013

Via E-mail
Ms. Kimberly Ross
Executive Vice President and Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017-1307

> **Re: Avon Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-K/A No. 1 for Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 1, 2013**
> **File No. 1-4881**

Dear Ms. Ross:

We have reviewed your response letter dated July 24, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis, page 22
Critical Accounting Estimates, page 24
Goodwill and Intangible Assets, page 27

1. We note your response to comment 5 in our letter dated June 26, 2013, regarding the periods you are forecasting cash flows in the discounted cash flow model when estimating the fair value of the Silpada reporting unit in addition to the use of a terminal value. In future filings, please expand your disclosure for your description of the method used to estimate the fair value of your reporting units and intangible assets using the

discounted cash flow model, or variation, to clarify to investors the years you are forecasting cash flows and the use of a terminal value. Please ensure that your description explains your basis for forecasting cash flows for the number of years disclosed. In the case of Silpada, please provide investors with disclosures similar to the information provided to us in your response letter. Please provide us with the disclosures you intend to include in your next periodic report and future Forms 10-K.

2. We note the statement you made on page 3 of your 2012 Form 10-K that management is assessing strategic alternatives for the Silpada business. We further note the disclosure you provided on page 18 of the March 31, 2013 Form 10-Q that any potential outcome of the review of strategic alternatives for Silpada may result in future impairment charges. Please tell us how you considered the strategic alternatives under consideration when estimating the fair value of Silpada's intangible assets for the 2012 annual impairment testing, since the estimated fair value should reflect the assumptions and estimates of a market participant. Please also tell us whether any offers for the acquisition of Silpada or other strategic alternatives occurred during the first quarter 2013 and if so, how these actions were considered in determining that an interim impairment test and further impairments were not necessary during the first quarter of fiscal year 2013.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

3. Discontinued Operations, page 11

3. Please tell us and expand your disclosures in future filings to state when approval to dispose of the Silpada business was obtained. In this regard, you state that you evaluated strategic alternatives during fiscal year 2012, you have presented the Silpada business as a discontinued operation as of June 30, 2013, and the sale of the business closed on July 3, 2013.

4. We note the expanded disclosures you provided in your June 30, 2013 Form 10-Q and response to comment 4 in our letter dated June 26, 2013, regarding the $209 million of impairment charges recognized for the Silpada business' intangible assets, which negatively impacted fiscal year 2012 income from continuing operations, before taxes by 95.6%. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur." It is not clear why the carrying value of the Silpada assets at risk was not disclosed in MD&A of the September 30, 2012 Form 10-Q and the March 31, 2013 Form 10-Q given the known existence of factors that you have discussed in your responses as well as the fact that Silpada revenues declined 25% and 21% during the third quarter 2012 and first quarter 2013, respectively. Please advise how the risk of impairment was addressed in your recent periodic reports as well as clarify the following inconsistencies included your previous responses:

- We note your statements that fourth quarter of fiscal year 2012 revenue being less than the estimates utilized in your 2011 impairment analysis by 10% is a continued trend that caused you to lower long-term revenue and earnings projections in the 2012 impairment analysis and that a more moderate recovery projection was appropriate due to Silpada's continued inability to achieve financial performance expectations in addition to the lack of sales momentum. Tell us how these statements are consistent with other statements that Silpada was performing in line with the 2011 impairment analysis for the first nine-months of 2012; and

- You state that there was improvement in your Representative additions during the fourth quarter of fiscal year 2012 but not the expected Representative productivity; however on page F-50 of the fiscal year 2012 Form 10-K you state the weaker than expected performance was due to lower Representative counts and activity rates.

Refer to Item 303(a)(3) of Regulation S-K, Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification, and SAB 5:P.4 for guidance.

5. We note that you have recognized a $79 million pre-tax loss on the sale of the Silpada business in the second quarter of fiscal year 2013, which negatively impacted net income by 231.5%; however, you have not provided investors with an explanation of the factors that led to the additional loss recognized within six months of recognizing the last impairment charge of $209 million. Please provide draft disclosure to be included in future filings that describes in detail the facts and circumstances surrounding the additional loss, including the timing of the loss and consideration of these factors that may have existed at March 31, 2013.

Management's Discussion and Analysis, page 30

6. We note the expanded discussion and analysis you have provided in your Form 10-Q in response to comment 3 in our letter dated June 26, 2013. We note from the transcript of the second quarter of fiscal year 2013 earnings call that you provide expanded analysis that is not being included in MD&A. A few examples include the following:

- Your consolidated level discussion and analysis does not include the detail about your four primary product categories, as provided by Sherilyn S. McCoy. While we note that you have provided some insight into the impact your product categories are having at the segment level, it would appear that investors would also benefit from a discussion and analysis of your product categories at the consolidated level that you provide to analysts during your earnings calls, including information that the Fashion and Home product categories have higher price points than your other two product categories;

- Your disclosure of the effective pricing and merchandising in Brazil's Fashion and Home product categories are due to your simplification initiative where you have reduced these product categories' offering by 20% has not been communicated in MD&A;

- Your statement that you believe a portion of the unit growth in Venezuela was due to representatives stocking up on personal care products was not communicated in MD&A, along with an explanation as to why representatives would be stocking up on personal care products; and
- You provided analysts with information about potential changes to revenues and costs that management is focused on, including i) launching new products or enhancements in Color and Brazil ii) lower growth rates for the Fashion and Home product categories in the second half of 2013; iii) increased IT costs for infrastructure improvements; iv) higher transportation costs primarily due to inflation in Latin America; and v) even higher negative foreign exchange impacts due to the continued strengthening of the US Dollar.

In future filings, please ensure you are providing investors with an understanding of your operating results as seen through the eyes of management, including the information you provide to analysts during the earnings calls. Please also ensure that you are describing any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant